CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603



                                   May 3, 2010



Michael Kosoff
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E. .
Washington, D.C. 20549


                      Re: First Defined Portfolio Fund, LLC
                    -----------------------------------------


Dear Mr. Kosoff:

         We have prepared this letter to respond to your comments received on April 16, 2010 via telephone regarding Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A (the "Amendment") of First Defined Portfolio Fund, LLC (the "Trust") filed on March 1, 2010 (SEC File No. 333-72447). Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Funds' Prospectus. For your convenience, each of your comments is provided below along with our responses to those comments:

PROSPECTUS COMMENTS

COMMENT 1:

         If the Funds do have ticker symbols to include on the cover of the Prospectus and Statement of Additional Information ("SAI"), update the Series and Class information on EDGAR.

RESPONSE 1:

         The Funds do not have ticker symbols. Accordingly, that column has been removed from the covers of the Prospectus and SAI.

COMMENT 2:

         In the "Summary Information" section for each Fund, complete the Fee Table by including the missing expense and reimbursement percentages and the dollar amounts in the example.


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                                                                     May 3, 2010
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         In addition, move footnote 1 from below the Example to directly below the Fee Table. Revise footnote 1 to remove any reference to a fee waiver and make the footnote more concise. Also revise the section "Fund Management-Fees and Expenses" to remove any reference to a fee waiver.

         File the completed, revised Fee Tables via a correspondence filing.

RESPONSE 2:

         The prospectus has been revised in response to your comment. The correspondence filing was submitted via EDGAR on April 22, 2010.

COMMENT 3:

         In the "Summary Information-Portfolio Turnover" section for each Fund, if each Fund will only be held in tax-advantaged accounts, remove the reference to taxable accounts.

RESPONSE 3:

         The prospectus has been revised in response to your comment.

COMMENT 4:

         In the "Summary Information-Principal Investment Strategies" section for each Fund, if the investment strategy or strategies are based on an index, provide a brief description of the index or indices, including a description of the securities included in an index. In addition, add any additional principal risks that might be necessary.

RESPONSE 4:

         A brief explanatory paragraph has been included to provide a brief explanation of each applicable index for each Fund, as necessary. Additional risk factors have been included in the "Summary Information-Principal Risks" section for certain funds that are concentrated in a particular industry or industries.

COMMENT 5:

         In the "Summary Information-Principal Investment Strategies" for each Fund, remove any cross-references to subsequent sections of the prospectus.

RESPONSE 5:

         The prospectus has been revised in response to your comment.


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                                                                     May 3, 2010
                                                                     Page 3 of 9


COMMENT 6:

         In the "Summary Information-Principal Investment Strategies" for each Fund, as applicable, clarify generally when First Trust would exercise its right to over-weight, under-weight or exclude a security from the Fund.

RESPONSE 6:

         The following sentence has been included for each Fund: "First Trust reserves the right to over-weight, under-weight or exclude certain securities from the Fund that would otherwise be selected pursuant to the strategy in certain limited instances including: the bankruptcy of the issuer; a legal question or impediment is affecting the security; or an issue has arisen calling into question the viability of the issuer."

COMMENT 7:

         In the "Summary Information-Principal Investment Strategies" for each Fund, remove the reference to purchasing futures, options, warrants, forward contracts and repurchase agreements unless derivatives are part of the principal investment strategy for a Fund. If derivatives should be included, also include a principal risk addressing the risks of investing in derivatives.

RESPONSE 7:

         The sentence referring to purchasing futures, options, warrants, forward contracts and repurchase agreements has been deleted for each Fund.

COMMENT 8:

         In the "Summary Information-Performance Summary" for each applicable Fund, in the narrative, remove the references to "since inception" and instead refer to the last ten calendar years. In addition, remove the parenthetical "(before and after taxes)."

RESPONSE 8:

         The prospectus has been revised in response to your comment.

COMMENT 9:

         In the "Summary Information-Average Annual Total Returns" table for each Fund, include the parenthetical "(reflects no deduction for fees, expenses, or taxes)" following each of the indices in the table.


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                                                                     May 3, 2010
                                                                     Page 4 of 9


RESPONSE 9:

         The prospectus has been revised in response to your comment.

COMMENT 10:

         In the "Summary Information-Management" section for each Fund, delete the first sentence and include the length of service of each individual.

RESPONSE 10:

         The prospectus has been revised in response to your comment.

COMMENT 11:

         In the "Summary Information-Purchase and Sale of Fund Shares" section for each Fund, revise the heading to match Form N-1A and define "Account B." Also, delete the last sentence of the first paragraph and the first and fourth sentences of the second paragraph.

RESPONSE 11:

         The prospectus has been revised in response to your comment.

COMMENT 12:

         In the "Summary Information-Tax Information" section for each Fund, delete the first two sentences.

RESPONSE 12:

         The prospectus has been revised in response to your comment.

COMMENT 13:

         In the "Summary Information-Payments to Broker-Dealers and Other Financial Intermediaries" section for each Fund, include "or insurance company" following "bank" in the parenthetical in the first sentence.

RESPONSE 13:

         The prospectus has been revised in response to your comment.


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                                                                     May 3, 2010
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COMMENT 14:

         In the "Summary Information-Principal Investment Strategies" section for the Target Managed VIP Portfolio, provide more detail regarding the six strategies being employed.

RESPONSE 14:

         A brief explanatory paragraph has been included for each of the six strategies. Information regarding the universe from which the stocks are selected as well as the selection criteria is included.

COMMENT 15:

         In the "Summary Information-Average Annual Total Returns" table for the Target Managed VIP Portfolio, delete the reference to the name change in the footnote to the table and revise the explanation of the change in investment strategy to be more concise.

RESPONSE 15:

         The prospectus has been revised in response to your comment.

COMMENT 16:

         In the "Summary Information-Average Annual Total Returns" table for The Dow(R) DART 10 Portfolio, delete the footnote which states the Fund's inception date.

RESPONSE 16:

         The prospectus has been revised in response to your comment.

COMMENT 17:

         In the "Summary Information-Performance Summary" for The Dow(R) Target Dividend Portfolio, provide a brief explanation of the additional index (The Dow Jones U.S. Select Dividend Index(SM)) in the narrative.

RESPONSE 17:

         The prospectus has been revised to clarify that the The Dow Jones U.S. Select Dividend Index(SM) is a specialized securities market index with a similar investment objective as that of the Fund.


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                                                                     May 3, 2010
                                                                     Page 6 of 9


COMMENT 18:

         In the "Summary Information-Average Annual Total Returns" table for the Global Dividend Target 15 Portfolio, delete the footnote regarding the Fund's name change.

RESPONSE 18:

         The prospectus has been revised in response to your comment.

COMMENT 19:

         In the "Summary Information-Average Annual Total Returns" table for the S&P(R) Target 24 Portfolio, delete the reference to the name change in the footnote to the table and revise the explanation of the change in investment strategy to be more concise.

RESPONSE 19:

         The prospectus has been revised in response to your comment.

COMMENT 20:

         In the "Summary Information-Average Annual Total Returns" table for the NASDAQ(R) Target 15 Portfolio, delete the superscript number 2 following the "NASDAQ-100 Index(R)."

RESPONSE 20:

         The prospectus has been revised in response to your comment.

COMMENT 21:

         In the "Summary Information-Principal Investment Strategies" section for the First Trust Target Focus Four Portfolio, provide more detail regarding the four strategies being employed.

RESPONSE 21:

         A brief explanatory paragraph has been included for each of the four strategies. Information regarding the universe from which the stocks are selected as well as the selection criteria is included.

COMMENT 22:

         In the "Summary Information-Principal Investment Strategy" section for the Value Line(R) Target 25 Portfolio, clarify the types of stocks included in the Value Line(R) Investment Survey.


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                                                                     May 3, 2010
                                                                     Page 7 of 9


RESPONSE 22:

         The description of the Value Line(R) Investment Survey has been revised to include the following sentence: "The universe of 1,700 stocks accounts for approximately 95% of the market capitalization of all stocks traded on a U.S. exchange and contains certain Canadian stocks."

COMMENT 23:

         In the "Summary Information-Average Annual Total Returns" table for the Value Line(R) Target 25 Portfolio, delete the superscript number 2 and the reference to the name change in the footnote to the table. Also, revise the explanation of the change in investment strategy to be more concise.

RESPONSE 23:

         The prospectus has been revised in response to your comment.

COMMENT 24:

         Following the "Additional Information on the Funds' Investment Strategies" section include more detailed risks associated with investing in the Funds, pursuant to Item 9.

RESPONSE 24:

         A section entitled "Additional Risks of Investing in the Funds" has been inserted and includes risks associated with the Funds not previously included in a Fund's "Principal Risks."

COMMENT 25:

         To improve the flow of the prospectus, move the section "Fund Investments" to be adjacent to the "Additional Information on the Funds' Investment Strategies" section.

RESPONSE 25:

         The prospectus has been revised in response to your comment.

COMMENT 26:

         In the "Fund Management" section, provide the business experience during the past five years for each member of the Investment Committee.


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                                                                     May 3, 2010
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RESPONSE 26:

         The following sentence has been included in the fourth paragraph of the "Fund Management" section: "Messrs. Carey, Erickson, McGarel and Testin have held their current positions with First Trust for the past five years."

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

COMMENT 27:

         If the Funds rely on ISS proxy voting guidelines, either describe the guidelines or include them in their entirety in the SAI.

RESPONSE 27:

         The full ISS proxy voting guidelines have bee included in the SAI as Appendix A.

COMMENT 28:

         In the "Policy Regarding Disclosure of Portfolio Holdings" section, for each person or entity that receives information regarding the Funds' portfolio holdings, disclose the frequency with which the information is provided and the lag between the date of the information and the date disclosed.

RESPONSE 28:

         There is no person or entity that receives information regarding the Funds' portfolio holdings on a regular basis. The entities listed as possible recipients of nonpublic information are service providers who might receive information regarding the Funds' portfolio holdings in the course of the Funds' operations. The SAI has been revised to clarify this policy.

COMMENT 29:

         Revise the Statement of Additional Information to conform with the Proxy Disclosure Enhancement Rule adopted by Final Rule Release 33-9089.

RESPONSE 29:

         The "Fund Management" section has been revised to conform with the new disclosure requirements.


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                                                                     May 3, 2010
                                                                     Page 9 of 9


TANDY ACKNOWLEDGMENT

         In connection with the Registration Statement, the Trust acknowledges that;

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

         o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you very much for your assistance with this process. Please feel free to call me at 312-845-3484 with any questions or comments.

                                       Sincerely,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Morrison C. Warren
                                         ------------------------------
                                          Morrison C. Warren